EXHIBIT 12
MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Three		For the Six
	Months Ended		Months Ended

	June 30,	July 1,	June 30,	July 1,
	2006	2005(a)	2006	2005(a)

Pre-tax earnings(b)	$2,238	$1,504	$2,753	$3,096
Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	8,572	5,053	16,218	9,432

Pre-tax earnings before fixed charges	10,810	6,557	18,971	12,528

Fixed charges:
Interest	8,518	5,002	16,107	9,329
Other(c)	53	51	111	103

Total fixed charges	8,571	5,053	16,218	9,432

Preferred stock dividend requirements	66	23	123	33

Total combined fixed charges and preferred stock dividends	$8,637	$5,076	$16,341	$9,465

Ratio of earnings to fixed charges	1.26	1.30	1.17	1.33
Ratio of earnings to combined fixed charges and preferred stock dividends	1.25	1.29	1.16	1.32

(a)	Certain prior period amounts have been reclassified to conform to the current period presentation.
(b)	Excludes undistributed earnings from equity investments.
(c)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs and preferred security dividend requirements of subsidiaries.